

David Crouch · 2nd in

CEO at Slatwall Commerce

Worcester, Massachusetts, United States · 500+ connections ·

Contact info

 Slatwall Commerce

S Syracuse University

Experience

CEO
Slatwall Commerce · Full-time
Jan 2021 – Present · 2 mos
Worcester County, Massachusetts, United States

Slatwall Commerce is the only eCommerce platform built with a full suite of tools and functionality for marketing teams while also being developer-friendly. A complete eCommerce platform with open source roots, Slatwall Commerce is available as a SaaS solution combining enterprise, business-friendly functionality with headless commerce.

B2B and B2C companies choose Slatwall Commerce to power their digital commerce because the platform is feature rich, but also flexible enough to capitalize on new opportunities and plan for growth.

 **President**
ten24 Digital Solutions
Apr 2008 – Present · 12 yrs 11 mos

ten24 is a digital solutions provider. We help companies understand how cloud-based software can solve complex business requirements. Our Engineering process, combined with our expertise in eCommerce, custom development, content management, email marketing, and user interface design, allow us to form long term partnerships with our clients and h ...see mor



Advisory Board Member

Fan Owned Club

Jan 2019 – Present · 2 yrs 2 mos

Greater Nashville Area, TN

Community ownership of professional clubs is common in Europe. But in North America, pro teams are almost exclusively owned by billionaires. Fan Owned Club changes that. Fan Owned Club will offer a limited number of minority ownership shares in FC Pinzgau Saalfelden to the public through our website this winter. ...see mor



Director of Client Solutions

Synthenet Corporation

Aug 2003 – Mar 2008 · 4 yrs 8 mos

Responsible for developing long-term client relationships by establishing an in-depth understanding of how each client's business operates and might benefit from web-based technology. Responsible for developing key partner relationships with marketing / business consultants serving the SMB market.

Sales / Marketing Director

Peak Machine

2000 – 2003 · 3 yrs

Show 2 more experiences ⌄

Education



Syracuse University

BS, Public Relations

1987 – 1989

Activities and Societies: Men's Varsity Soccer



Stonehill College

1985 – 1987

Activities and Societies: Men's Varsity Soccer



